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Insider’s Guide to Energy Podcast - Interview with Marco Terruzzin

October 25, 2021

Chris Sass

Welcome to Insiders Guide to Energy. I'm your host Chris Sass, and with me is co-host, Johan Oberg. Johan, how's it going this week?

Johan Oberg

Hi Chris, great to be on the show again another week. It's been a weird week here in Switzerland due to the fact that the kids are off but that gave me an opportunity to have a few days off as well. How are you doing?

Chris Sass

I'm doing well. I've been up in the mountains so I just got back from Flims. I was up there doing some mountain biking with my family for a few days and took the train to get home in time to record this show today.

Johan Oberg

Perfect. I was driving into Germany but it was an interesting fact you know when you have your “energy eye” on as well as your “marketing eye”, I had the opportunity to take my son to Euro Park, which is a big amusement park in Germany, that’s been on his wish list for a long, long time. So okay, we'll do it. The funny thing is that when we get into the coolest ride of the mall, my “marketing eye” kind of started twitching a little bit because you can see that the whole thing is sponsored and it's not sponsored by anyone it's actually sponsored by Nord Stream 2 which is quite an interesting point whereas it's powered by Nord Stream but also the whole thing around how they how they put it down in the Baltic Sea how it works etc., so it was an interesting thing and you know I caught the eye of this and then bring it back to the show because I think it would be an interesting thing moving forward to see reasoning behind sponsoring a theme park ride with the exhibition part of it and not just a ride.

Chris Sass

So why would you do that just to get buy-in from the general population that normally don't have a sling good like what marketing value is that?

Johan Oberg

I thought about this and we have on this show you know different ways of addressing the energy, and as we said, it is a complex industry with not just producing the energy but marketing the energy but also the politics around it, and you know, without going into too much of Nord Stream 2, I think this is obviously one part of it, you know, it's lobbying as well as it is the sponsorship but it's a new way maybe of putting it through the kids so they will be the ones who start asking the questions I don't know. But it is an interesting, kind of an interesting, concept.

Chris Sass

Well, I think that you know, starting talking about kids when I think about today's show, and we're going to have Energy Vault as our guest and if you watch the videos and things they do, it reminds me of games and things I did as a kid. Because if you've ever stacked bricks up and ever played with like remote control cranes and done really cool things as a kid, this is a company you probably going to want to go look at because they have some badass technology that stacks things up taller than you can imagine. And it's like having a huge erector set or Lego set where you're building stuff but yet it solves a problem for us in the environment and for the grid, right? And I'm really excited to get there, I mean we got this episode pretty much lined up because our newest producer when he first came on, and about a second week on the show, he said, Hey, Chris, can I have input into the content?” I'm like, yeah producers help pick the show and he goes, “There is this really cool company in Switzerland. Any chance we could have them on?” And he sent me the link and I'm like these guys have some really cool stuff and I want to find out more about it. And so you know I sent you the link. What is your first thing thinking?

Johan Oberg

I agree with you and I think we've had on the show before, we had a few shows ago we have the mining storage. We've had a few, you know. we talked about a number of batteries and all these things that when we talk about grid scale storage, but I think this is fascinating, and I have a lot to learn about this because this is fairly new to me. But as you said it looks pretty amazing. But the biggest question I always have is where are we in terms of timelines regarding these larger scale energy storage because there's so much new technology coming out of them into the market now and we have our show and when we see in the news, but we're also at the same time now in I would call it some kind of an energy crisis in Europe because we cannot store the energy enough when it comes to renewable. I'm interested to hear the timelines a little bit. When do we have these available? When can we actually start using these fantastic technologies on scale? So we can start really harmonizing and monetizing renewable energy?

Chris Sass

I think we should ask our guests that. I mean, I think it's also interesting that this company is in Switzerland, or has their prototype in Switzerland, because for gravity fed energy, I mean, it's which one's got a lot of hydro, we're in a country that has been doing this kind of stuff for a long time. So to see kind of a new take on that. It's interesting to hear their perspective of how it ended up here as well. So, but, rather than us going back and forth, like we always do, let's bring our guest onboard and find out from him. So I'm going to introduce Marco Terruzzin. Marco, welcome to the program.

Marco Terruzzin

Nice to meet you. And thank you for having me.

Chris Sass

Well, we're, as you can tell, we're anticipating great things from the show. We're excited because you've got some really exciting technology. But before we go there, maybe you can tell us a little bit about your company and a little bit about yourself personally.

Marco Terruzzin

Yeah, the company is a very interesting company with a technology as you say that is addressing one of the biggest challenges that the energy sector, in general, the economy is facing in these decades - the transition to a decarbonized economy. This is something that scientists have been trying to address for decades. But very often it happened that only when the problem is self evident, when people face directly, you know, the consequences of a problem, policy regulators and the economy in general start to address that problem directly, and Johan was talking about when these technology can be available, when these technologies are available. These technologies are available and I think that we are at the verge of that inflection point and we see already you know, the introduction of a massive amounts of renewable energy that at the same time require storage because the electrical system for a century has been designed on the concept of “just in time” and the lack of ability to store electricity has been a problem that has kept the entire industry relegated to fossil fuel generation. Now that we understand that that is an issue and that we need to migrate to a system that is essentially no carbon or at least, less carbon intensive storage is essential for this transition.

Chris Sass

And so you're focused on storage. Now I've already been to your website, I've already seen videos and stuff, but maybe you should talk a little bit about what kind of storage you do and what you do for storage.

Marco Terruzzin

Yeah, these are very interesting, maybe I'll tell you a little bit about myself, so, you may and the audience can understand that perspective. I have been working in the utility sector for several years. I am a mechanical engineer, and this is kind of interesting, because, you know, ultimately, I'm taking advantage of the physics classes where I learned about the potential energy back in high school and in the beginning years of university. So that is interesting. I also have a PhD in energy economics that I studied in the US with my master’s, my MBA and all of this is to say that energy is kind of straightforward concepts but at the same time has a lot of nuances that requires multiple angles to be implemented effectively. So technical consideration or market consideration, and also there is a social aspect because these technologies, these investments are pretty massive and they require support from, you know, politicians or regulators, and in general, you know, the taxpayer and the ratepayers. I think that when a few years ago, I used to work for a utility at that time, then the big effort was to identify technologies with both the potential and the sustainability to be deployed on a large scale on multiple continents and for sure, pumped hydro, and I had the pleasure also to live and work in Switzerland for three years. You know, some years ago in Zurich. And it has always been the storage technology of reference to solve many problems represented by the “just in time” characteristic of the electricity sector. However, pumped hydro is related to special conditions. You cannot have a pumped hydro plant everywhere in every city or everywhere that you need additional load. So, it has been a great resource for the first 100 years of experience with electricity on a large scale, but it has become also the bottleneck for the expansion. So, we started to look into the most convenient technology five, six years ago, you know, when I used to work in the utility sector, and at that time batteries looked like the potential alternative, but even batteries, they start to have some evident limitation both in terms of cost and also sustainability for their supply chain, materials coming from parts of the world where there may be some issue, you know, in the way that these materials are procured. And Energy Vault, I think, I had a very simple intuition that was based on leveraging existing technology, technology like pumped hydro that are very well understood and trying to convert pumped hydro into a technology that could be located where the problem exists. And so, it was a generative process that started back in 2017. The company really took advantage of very creative minds, and in particular the CTO comes from Switzerland. So, one more reason why, you know, we are having also this podcast that with some ties back to that is in Switzerland. And so, with a few iterations, the company realized that there are a few interesting things in using potential energy to localize whatever problem is evident: first, that the round trip efficiency and that means essentially, the efficiency that you have when you lift and lower the large masses is pretty hard, so the losses are not significant. And this is an excellent starting point. Because that implies that the customer or the users of this technology, they are not affected by big losses. And that is important because ultimately, the electricity market is a market where cost is essential to make technology viable. The second aspect was related to the fact that using smart manufacturing process for the manufacturing of the bricks--these are heavy masses that we lift and lower--was possible. And thanks to our partners in the material science, we have been able to define formulas for this material that allows us to add a very, very low cost for the manufacturing of these mobile masses. Everything else after, we were confident about these two elements, was a matter of using very sound engineering principles to put together what was the original design of the system that we call the EV1, and we have a one of these system installed in the southern part of Switzerland that became kind of an iconic location because not only for the industry but also for schools and for people that want to educate themselves on how ultimately intuitive is the concept of storing electricity. So this was really the initial start of the company from the concept point of view to sort out what was really the potential to solve the big problem with a technology that is highly scalable

Johan Oberg

When we talk about technology, I think we're going to jump back a little bit into the technology later on but just out of curiosity, a question from a commercial side you mentioned the word customer and we have on this show discussed a lot of the stakeholders in the energy industry. But if we look at it initially now, who are your customers? Who are the ones that you are, I can understand there's an “investments” part of it is one part but who is actually the customer? Is it utilities? Are these the rest? Is there a combination here?

Marco Terruzzin

Yeah, target customers, they are the logical consequences of the size of the problem. So by design and strategically, we wanted to design a technology that can help utilities and independent power producers to fix their problem. Of course, in the energy and electricity value chain, you do not have only utility or independent power producers playing a role into the economy. For example, in the last 10 years, there has been this concept of a “prosumer,” coming up like as a relevant part of the equation, because just thinking about rooftop solar panel for single family home, they have become very popular and also very relevant for the distribution and consumption or energy generation of electricity. However, we believed that the time to market and the size of the technology that are needed and the projects that are needed to address this transition was essential. And if you put things in perspective, our projects have an average size of 100 megawatt per hour, so we are talking about $30 to $40 million. And then rapidly just following the industry needs, utilities and independent power producers, we are approaching the gigawatt hour scale of our plant, because just looking at the size of a photovoltaic utility-scale project rapidly in the last five, six years, we went from here in North America size around an average job of 50 to 60 megawatts. And now it's a necessity to address these transitions with the size of photovoltaic plants around 300 megawatts, the largest plant in the Middle East, they are already above one gigawatt, and the same things that are happening also in Australia. So if you want to shift, and I'm addressing now the pain point of these customers, if you want to help these customers, utilities, developers to make electricity available not only when the sun is shining, or the wind is blowing, you need to have the ability to store this electricity, for example, during the day, when solar panels are working at their best by providing this electricity when consumers need it. And very often, now more and more, there is a shift in the evening more than during the day, because during the day, there is this kind of an oversupply of production coming from PV generation, wind is a little bit more constant. But the interesting part of this transition is the very low cost of solar panels. And they require very low cost of technology to store the electricity. And this is where I believe that Energy Vault was a breakthrough, the ability to create something a large scale utility scale, there is really an enabler for the transition to a netzero economy with sizes of units that are in the range of two three other megawatt hour up to a gigawatt hour in region of the world like the Middle East and North America and also Australia.

Chris Sass

So, so I've seen at least looking through your website a little bit, you know, different investors that have invested in this. And I think there was one in the Middle East that caught my attention as well, that are betting on these kinds of technologies. But I guess, where do they sit? I mean, these seemed like they'd be pretty sizable to get the kind of power that you talked about. These are pretty big installations, correct. They're, they're tall and big, or what kind of footprint do they take to meet that kind of requirement?

Marco Terruzzin

Yeah, so the technology, a gravity energy storage system takes advantage of the force of gravity. So that is a factor that helped the design of these technology. And, for example, help us to install system with a technical life of 35 years, because lifting and lowering these large mobile masses create a very positive effect that is the essentially the lack of degradation during these exercises, something that, for example, using different technology, like batteries that are you know, a great contribution to this transition, you know, that I want to make very clear that is not one technology against the other technology. It’s really a collaboration of these technologies because the problem is so big that human kind, they really have to collaborate among, you know, every potential development to enable this transition. However, coming back to your question, the force of gravity is, it is what it is everywhere on the planet. And so it's a matter to calculate how much space we need. So on one side, there is this advantage that we can take, we can use that established component on the other side that we need, we need to use a certain, a certain amount of space to deploy this technology for a long period of time. Let's say that there, if we compare our technology with a generation asset like solar, it's marginal, the amount of space that we need to deploy our systems that they have in height, around 120 meters, so it’s significant, but that is required to bring these masses up, you know, store the energy importance in the form of potential energy. And then after release, lowering these masses releases the energy stored. So for sure the technology doesn't fit a urban environment like downtown Manhattan, where other technology fits well, that use case and that circumstances that surrounding, but it's perfectly in line with what the utilities and independent power producer they need, when and where they have to deploy solar and wind, that very often happen in very remote areas where space is not an issue.

Johan Oberg

So even if it's space we've seen from especially the wind parks, that they're always you know, everyone wants wind, but they don't want in their backyard kind of a kind of a thing. When it comes to these 100 something meters, it's obviously visibly there, it's kind of difficult to get away from it. Out of curiosity, would you have the same thing if you, if you build it down into the ground, almost like a shack or a mining? Would you have the same kind of technology, but kind of hide it away?

Marco Terruzzin

Technically, that is possible. But we come to a cost consideration of digging a hole. It's something problematic. And we come here back to what a customer needs. And this is really essential to make sure that this transition is going to happen. You know, we have an environmental problem that now I think, is well understood not only by specialists, but also by the public. It's something that happens every season, for example, in California and in the summer it happened also in Europe, wildfires that have never happened before with that intensity, and other events that now are getting out of control just to use an example. So utilities, they are driving these transitions. Using adapting generation technology that are carbon free, like solar, wind, and whatever is possible like hydropower plants and their procurement is associated with buying technology that represents the best fit and the least cost in comparison with their procurement plan. So it's essential to take that into consideration, to provide a technology that meets those requirements. So there are some, there are always possibilities, you know, to mitigate some aspects in a value proposition like what you're saying to dig a hole and hide that part of the technology, but that will come at a higher cost. And so in a certain way, it's an impediment to this transition. At the same time, I just want to highlight a couple of things. We have been able to collect interest from every utility across the globe, we have been able to rapidly go from the foundation or the launch to the company in 2017 to today with the announcement that we are going to become a public company. So this is a very interesting story just in five years, the soundness of the technology, the attractiveness of the economics, and also the characteristics of the product. They have been at a greater value proposition for utilities and varying gravity with a wind farm and solar. It's something that matches water not only the utility needs, but also in general. In general the public has accepted and look at it in a positive way. Because what do we have today are a coal power plant, gas power plant that not only they aesthetically are debatable, but they are also creating pollution directly with CO2 and also indirectly with contamination of water in their nearby your urban areas. So nothing is perfect. But the evidence that an investor like Saudi Aramco, SoftBank, utilities that have invested in this company is clear that we are providing a very supportive solution to this transition.

Chris Sass

So, I've seen significant investment. I'm excited about your pending IPO, or your going public. That all makes sense. As we talked about, in the introduction to the show we were excited about the technology. But I think we're tap dancing around a little bit. I have a follow up question, but might make sense for you to tell us a little bit about what your solution may be. Because we’re on a podcast, it's like being on the radio, right? We need to describe what the solution is, so the audience can picture it. So I think you've said things like gravity, you know, we understand that it's going to use gravity, you understand there's some sort of height requirement, I divined all that other conversation. But if I were a listener that didn't know Energy Vault yet, I may not totally picture what you do. So maybe you could take a few minutes and describe it.

Marco Terruzzin

Absolutely. And this is probably also one of the most exciting parts of this initiative, and what we are doing. I would say that the way that Energy Vault develops the technology is probably the most intuitive way to store energy, because we are talking about using the force of gravity. And I think that everybody can quickly imagine that when you lift a mass you are spending energy, it's difficult, you make an effort in doing that, suppose that you want to ride with your bike to the top of the hill, and you are making an effort to do that. And in the parallel case, riding to the top of the hill is equivalent to charging from the grid using electricity available from the grid, and store that electricity in the form of a potential energy. That means having lifted these large volume of masses out of heights. So up to this, for example, 100 meters, 120 meters. At that point, the beauty of our technology is that you can preserve that energy store at height, without exposing the leakage or consumption of electricity, because there is a nature of decay or degradation of that form of energy. It's like a pumped hydro plant, when you store the water back into the upper stream reservoir, you have that volume stored there and available for whatever, as long as you want. So this is the first part of the process of charging. At that point when you need that electricity back. And again, we are in a system where electricity is on demand. People, they go back home in the evening, and they turn on their light. Now they start to charge their electric vehicle. You know, this is another very interesting transition that is happening within the larger transition of these energy market. There is also transportation that is moving to electrification, something very interesting that is putting additional pressure on the requirement and the need for this transition. So at that point, when there is the demand of electricity, our technology is relatively straightforward because we are able to lower these mobile masses and the electricity that the energy that I was stored in the form of potential energy is converted in a kinetic energy, because these mobile masses start to accelerate it down towards the get towards the lower part of the system. And the kinetic energy is moving a motor generator and a motor generator. What does it do? It creates electricity. And so you have the electricity back into the system available at the time needed by the consumers.

Chris Sass

So your moving blocks, it looked like in the video some sort of mass and you said there's a positive they seem like cement big blocks is what they look like to the untrained eye. So what are these masses you're moving?

Marco Terruzzin

Yeah, this is another beautiful part of our technology and ultimately the value proposition for customers and the economy in general. A lot of work that has been done at Energy Vault was to make sure that the essential components of our technology are eco-friendly. So first, we develop a strategic relay relationship with one of our initial partners and initial investors, Cemex, a company that is a worldwide company, one of the largest material companies worldwide, and they have their R&D service center in Switzerland. Again, one more time Switzerland comes up as a very relevant country for the energy sector. And thanks to the collaboration with Cemex, we manufacture our bricks not using concrete at all, we use locally sourced soil. And this comes from the excavation of the foundation, we use a polymer that is a proprietary technology of Cemex. And we have exclusive utilization of that polymer for energy storage application. So these are also a form of protection of our technology that we can implement and develop worldwide. And thanks to that polymer and one specific manufacturing process that is essentially a large pressing machine, we are able to create these large bricks. It’s like you know, a big toy that our kids can play with, above the fact that these are really big, you know, what we are manufacturing and the size of these equipment. So this was the initial step, to enable the manufacturing of what we call eco bricks with a resistance and mechanical features, that is enough for what we need, because we don't need very strong, for example, concrete. And so it was a combination of reducing the cost, targeting the right performance from the mechanical point of view. And making sure that from that environmental point of view, we can massively deploy this technology. So that was the first step. The second step was to understand which other needs, utilities had. And working closely with utilities, we discover two very interesting things. So a problem of the past that we can address. And the problem that has emerged just recently with the wind farms. So the first problem is represented by the large volume of coal combustion residuals that has been stacked for many years, in plants near a coal power plant, That is a big problem. It's an environmental problem. Because of these residuals, they have a percentage of heavy metals that can percolate into the underground water. So that is an environmental problem and environmental liability for the utilities and a significant threat for the local population. So we have developed a specific procedure to incorporate a large volume of these materials into our eco-bricks. And so we have been able to provide an additional service and solution to our customer, not only providing them with an excellent and economically attractive energy storage solution, but also a solution for an environmental problem that would have cost billions of dollars to be remediated. And so we take that material, we mix it up with a locally sourced soil with a polymer and we create breaks that essentially are not creating any percolation or leakage based on, you know, specific procedure and testing by environmental protection agencies in different parts of the world. The other element that I think is pretty cool, is the fact that now the new industry, the wind industry, so the problem of today and the future, they there has been the installation in the last 15-20 years of many new wind farm and the blades of these wind farm has not been designed to be recycled. You know it, you know, you realize problems along the way. So currently in Europe, it’s not anymore allowed to dump wind blades into landfill. And this creates a significant stress for companies like our customer, a renewable energy developer, that initially they thought that that was completely an environmental asset like the wind blades that completely without any liability, and they have that problem. And so we signed a strategic partnership with one of the largest IPP worldwide, Enel Green Power, and very proud of this initiative because we have been able to provide a clear solution to the decommissioning and recycling of that material, extracting glass fibers from these wind blades, and using these glass fiber in the manufacturing of our mobile masses. So you know, these eco-bricks represent the solution not only to be economically attractive, but also to solve environmental problems that otherwise would have created economic stress on the customers and environmental liability if not addressed.

Chris Sass

That is just like, great. I love the passion that's coming through as you describe your company and what you guys do. I just feel passionate and everything you're saying that's great. I'm enjoying the recycling element that you know, I was, I was wondering, because when Luke and I were talking pre show, I'm like, well, if they use cement and cement adds greenhouse gases and things like that, I was really glad to hear that you're not contributing to the problem that you're actually looking at solving problems. Which leads me to the software. So how do you interact with your customers? So if you're balancing a grid or doing things like that, do you have I mean, I think you're in California, which tend to make me think you're at the software end of things these days are where you may be sitting, what kind of software do you have to develop to make this all work?

Marco Terruzzin

Yeah, thank you for the question. Because I think that if we do not talk about software, we do not provide that big feature, the complete picture of this technology. So Energy Vault has two important centers. One is in Switzerland, and that is really our development center that I helped us to bring to commercial operation, the first unit that I was commissioned in the middle of 2020, it was a challenging time, because all of us remember, you know, the 2020 was a time when COVID strike very badly in particular in Europe, but we have been able to finalize that project and demonstrate the performance of the CDU, thanks to our partner, thanks to our investors. And also thanks a lot to the passion of the people that have joined Energy Vault and that are joining now that we are accelerating with the deployments with a new project across the globe, Australia, Europe, North America, South Africa. And now coming back to your question, oh, it's essential for the technology not only to work from let's say an electromechanical point of view, that is a necessary condition to be attractive and to be deployed, okay. And there it has to come with attractive economics, because again, utilities, they are buying things only if they are buying technologies and solutions only they represent a best fit and the least cost. So that is essential. At the same time, we are in a world where internet of things communication dispatching of fulfilling specific use cases required by utilities and independent power producers is essential. So, that was the second part all that really you know, the other side of the coin of our value proposition that is essentially a compliment to provide a fully dispatchable asset. So, you know, we have developed software not only to communicate properly with the grid, not only to enable our customer to make money out of our assets and making sure that they know when they have to charge when they have to discharge when they have to dispatch the asset, but we have also developed software that really helps to minimize the operation and maintenance cost with a high computing power to maximize the efficiency of the process of lifting and lowering. So there is a lot of computing power to make sure that the efficiency is as high as possible. We use also computer vision software and predictive analytics to make sure that you know the movement of these mobile masses is perfectly accurate it and so this combination, all that a very intuitive technology solution that are available on the market we are talking about a motor generator, an inverter, and in general components that can be bought directly from a large company like the GEs of the world, the Siemens or the world, that the combination of this technology is proprietary, the design to combine and integrate all these components and the software that is able to dispatch the entire system in an efficient way as being really something unique that a position Energy Vault, not only as a significant supplier of technology, basic technology, but also an enabler to help the customer to dispatch these assets independently. And also in orchestration with the other assets, that are those customers, the utilities, they own in a way that they can optimize their entire portfolio of generation and storage assets.

Johan Oberg

So in order to look at deployment around this, you mentioned the wind parks and the solar parks as a fantastic combination, then to the storage solutions that you're offering, and then the software to kind of tie it all together. But there's also an investment part around this where we see subsidies in some countries on renewable energy, but also moving a lot now to the PPA, especially the long term PPA in terms of building a new solar park or a new wind park. Is this something that you do, in terms of financing, in terms of deployment of your technology? If there's something also that you're looking into maybe together with the wind park to see, can we combine the storage solutions as well as the wind power in the long term PPA, or how is this done financially from your side?

Marco Terruzzin

Yeah, great question. So when we talk about the financing part of our technology, I would address two considerations. The first is the way that the company wanted, that Energy Vault wanted, to build up its own balance sheet to make sure that we can walk and we can be a reliable partner for big companies like Enel Power, like Saudi Aramco, like EDF, because it's at this point, we are talking about hundreds of millions of dollars of investment, a PV farmer of 500 megawatts is easily $200 million plus. And if you want to attach storage, that is more or less the ticket equivalent ticker for those investments. So it was a necessity for Energy Vault to grow rapidly, not only with the technology, but also as a company. And for this reason, we made a decision to accelerate the path to become a public company. So this is one part of the equation. On the other side, I will say the viability of what we do is directly related to the competitiveness of generation assets like solar and wind. And now, we know that solar by itself is the cheapest form of generation of electricity. We're talking about something that is below $20 per megawatt hour. So well below the average cost of generation of a coal power plant, or on a gas powered planter. The problem is that you do not have obviously, sun overnight, so that cost has to be augmented in a certain way, you will need to add an additional cost for the storage. And we see that it's happening regularly that lots of service entities are asking not only for renewable asset renewable generation assets, but they are asking also for the dispatch ability of these assets. That means that the developer has to add a form of storage. So it's part of embedding, incorporating, in the cost of the PPA the additional cost of the storage. So the necessity is there. For a customer, the decision is which storage will represent the lowest possible incremental cost to fulfill the job? So how can I make solar dispatchable at the lowest possible cost? And this is where our value proposition at scale and with our economics becomes essential to enable and augment you know the entire number of technologies that are helping the transition. So it's on one side again is our balance sheet on the other side is being best in class in helping our customer to minimize their total procurement cost.

Chris Sass

So understand the cost for calling in and you said something earlier that caught my attention. You mentioned projects on just about every continent, mostly, many continents, I think you mentioned many projects on. So you go to market, and I've seen tremendous amounts of money going and you're going public to raise more money to hit the scale to hit this economies of scale. How do you deploy these large scales? Do you have contractors that are partners to bring these out? I mean, these are huge projects, right? These are big, big construction sites that take up a lot of engineering and building I'd imagine. So how do you scale this out across those size companies? You mentioned all at the same time in a hurry.

Marco Terruzzin

Excellent question. Because if you have a good technology, if you had a good idea, a good plan, but ultimately there is no, there is no effective go to market and delivery strategy, all of that will be not effective, clear. So this was really part of the design, and the strategy around the characteristics of the technology. So try to imagine in this way Energy Vault technology, and we recently launched the new product called EVx and it is essentially a building. Wherever a building can be built, we can build our technology. So this creates a lot of positive synergies and implications. Because we can leverage existing infrastructure and existing supply chains in the real estate industry. And everywhere in every continent, the USA, larger EPC companies, they're very familiar with the construction of larger real estate infrastructure. So we have properly adjusted the relationship between what is done locally, for example, we do not need a giga factory, we don't have to spend the money to build a giga factory, and also adjust the logistics to ship up batteries or components from one part of the world to another continent, we take advantage of an existing supply chain, our existing EPC partner in Australia, in Europa here in North America, and the remaining parts of the component, they can be sourced locally, because we are talking about our motor generator that, for example, General Electric's or Siemens or ABB, they have a manufacturing location across the globe. And they already have a very well established logistic chain, logistic flow of operation. So that was appropriately thought to make sure that we are not running in any bottleneck we are not running into for example, spike of price in raw material, we are insisting on a supply chain that is there is 100 years that is there is essentially the larger real estate supply chain that we leverage in terms of skills and availability on multiple continents..

Chris Sass

So it sounded like from this conversation that you're a big proponent, you're all renewables is entertaining, too. But it sounds like the near term projects are more solar based than wind based. Is that a takeaway from our conversation?

Marco Terruzzin

They are, they are both, they are both because ultimately we are kind of agnostic in terms of that renewable energy, for us is a form all about an electron in a certain way, doesn't add a color, it has to be just stored. And for this reason, it depends on what the customer needs. However, I have to say that historically you are right up until now solar has been at a much better feat in terms of use case to be paired with that energy storage that we that and the reason is kind of straightforward that solar, the solar path is more predictable than a wind that behavior in these terms, you may have sometimes two or three days of unexpected it low wind situation. So at that point, the amount of storage that you need to create a dispatchable asset with wind it's very big. So, current is a matter of low hanging fruit, the industry is trying to solve the problem with a lowest cost opportunity that is represented today by solar, however, it is just a matter of time with a cost reduction or the storage technology. The intrinsic cost reduction of renewable energy technologies storage in one form or another will be adapted by all these generation assets because ultimately, the intermittency nature of those assets is there and the requirement needed to make those assets dispatchable is essential again, you know, to transition to something that is able to provide electricity on demand.

Johan Oberg

Which, which I think sounds fantastic. And I thought this was really, really interesting insight. I know we're coming up to time. But just my reflections a little bit in terms of what I thought around this. I think it's fascinating we had on the show before when we went underground, now we go overground what I think is really, really interesting in terms of the scale of the storage is that you use seeing if I understand it correctly, the existing technologies and a lot of the existing partners there is already on the market, which means going back to my questions in the beginning, how do we scale on this one? Well, there's actually a new way of doing it, but with an old technology, which means that we have cut a lot of those parts, which I thought was really, really interesting and really, you know, thankful for getting that input, because that was one of my biggest question and part of introducing the show, listening to you as well, I couldn't help myself thinking of Isaac Newton on this side of my brain and my fellow Danish friends of the Lego on the left hand side here with the blocks coming up and down on gravity. So I'm still visualizing the whole concept. But I thought it was really, really interesting. To have you on, on the show, I thought this was, you know, really, really interesting. And I wish I will see it live one day, because it will be really cool to see it. So I probably have 1000 more questions. But I know we're running out of time. So thank you very much for attending. Chris, you have a final question? I know you have one more. Last one.

Chris Sass

So the technology sounds exciting. It's got so much promise it's on the front edge here of where it's going, you're getting the funding to get the scale you need five years from now, where are you?

Marco Terruzzin

The company? Thank you for the question, because that was one of the fundamental reasons why I joined, personally, Energy Vault. Energy Vault's mission is to identify, develop and bring to the market, the most sustainable and economically attractive energy storage solution to enable the transition. So Energy Vault is dedicated to the development of a portfolio of technology. Now we are very focused on deploying the first technology gravity to make sure that we are accelerating the transition. Five years from now Energy Vault will be a significant player in helping utilities not only with our fundamental technology, but also with the software platform that we are expanding every day to facilitate the dispatching of all these assets. And we will do our best to introduce additional technology because Energy Vault is the energy storage company to further accelerate the transition. And I help the system to maintain sustainability standard safety standards and provide the lowest possible cost to enable very low cost of electricity and available for everybody.

Chris Sass

That’s great promise. I'm looking forward to it. I hope you will let us check back with you in a year or so to see how you progressed. I'd love to hear the story as it develops. Thank you so much for being a guest on the show. I'm sure our audience enjoyed it as much as Johan and I did and I can see our producer in the corner there. He's smiling the whole time. He's loving the content as well. Marco, thank you so much for sharing.

Marco Terruzzin

It's a pleasure. Oh, thank you for having me.

Chriss Sass

For our audience once again, you spent another hour listening to an Insider's Guide to Energy. If you've enjoyed the content today, enjoy the show. Please continue to send comments and we'd love to get your feedback. Share the episode with your friends. And if you haven't subscribed yet, please don't forget to subscribe and check us out on the YouTube channel as well. Another way to see how the sausage is made is making these podcasts behind the scenes. So we look forward to seeing you again next week.

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